The Honourable Ken Krawetz Deputy Premier Minister of Finance

SASKATCHEWAN BUDGET UPDATE 12-13
KEEPING THE SASKATCHEWAN ADVANTAGE

3RD QUARTER FINANCIAL REPORT

3rd Quarter Financial Report Government of Saskatchewan February 15, 2013

3rd Quarter Financial Report
General Revenue Fund Update

INTRODUCTION

Saskatchewan’s economy performed well in 2012, based on the strength of a variety of economic indicators.

Private and public investment (PPI) is expected to have reached a record $20.2 billion in 2012, a 4.2% increase over 2011.

Saskatchewan’s population is now at an all-time high of 1,086,564.

Saskatchewan ranks first in the nation for 2012 growth in:

●	non-residential investment – up 18.7%;

●	new housing starts – up 41.8%; and,

●	investment in new housing construction – up 33.4%.

Saskatchewan ranks second in the nation for 2012 growth in:

●	international exports – up 6.4%;

●	manufacturing shipments – up 12.0%;

●	retail sales – up 7.2%;

●	average weekly earnings – up 4.8%;

●	value of building permits – up 18.0%; and,

●	new motor vehicle sales – up 11.7%.

Saskatchewan created over 11,000 more jobs in 2012.

This economic strength is also demonstrated by the fact that an almost $563 million deterioration in resource revenue, relative to the 2012-13 Budget, has been largely offset by an almost $361 million net increase in tax revenue and a $78 million increase in other own-source revenue.

Expense is up about $190 million from budget, largely in areas driven by utilization or weather factors, including increases of:

●	$110 million for the Provincial Disaster Assistance Program;

●	$51 million for Teachers’ Pensions and Benefits;

●	$47 million for AgriStability, AgriInvest and Crop Insurance;

●	$10 million for snow removal and ice control on provincial highways;

●	$10 million for increased use of the Research and Development Tax Credit in the 2011 tax year;

 3rd Quarter Financial Report 2012-13| GRF Update    1

●	$7 million for increased usage of court services, corrections and prosecutions; and,

●	$4 million for increased usage of the Graduate Retention Program.

The expense savings identified at mid-year continue to hold.

These spending increases have been offset by an increased dividend from the Crown Investments Corporation of Saskatchewan (CIC).

At budget, it was expected that the Crowns would generate 2012 net income of $346.5 million and that CIC would provide a dividend to the GRF that was equal to about 90 per cent of this net income, excluding the net income of SaskPower.

In 2012, CIC Crowns, excluding SaskPower, generated net income of about $135 million more than expected at budget time. About 90 per cent of this increase – that is, $120 million – will be provided to the General Revenue Fund.

 2  3rd Quarter Financial Report 2012-13| GRF Update

FINANCIAL OVERVIEW

The 2012-13 third quarter report shows:

●	revenue is up $104.2 million or 0.9 per cent from budget; and,

●	expense is up $190.4 million or 1.7 per cent from budget.

The resulting pre-transfer surplus is $8.8 million, down $86.2 million from budget.

The budgeted Growth and Financial Security Fund (GFSF) transfer to the GRF is increased by $93.1 million.
The GFSF balance is forecast to be $662.7 million at the end of 2012-13.

Government general public debt is forecast to be $3.8 billion at the end of 2012-13, unchanged from the end of 2011-12.

Crown corporation public debt is forecast to be $5.4 billion at the end of 2012-13.  This is an increase of $950.0 million from 2011-12. The increase is primarily due to borrowing requirements at SaskPower.

2012-13 GRF Financial Overview
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate	Projection	Forecast	Budget	Mid-Year
	(millions of dollars)
Revenue	11,290.9	11,239.9	11,395.1	104.2	155.2
Expense	11,195.9	11,227.5	11,386.3	190.4	158.8
Pre-Transfer Surplus	95.0	12.4	8.8	(86.2)	(3.6)
Transfer to GFSF	(47.5)	(6.2)	(4.4)	43.1	1.8
Transfer from GFSF	-	50.0	50.0	50.0	-
Net Transfer from (to) GFSF	(47.5)	43.8	45.6	93.1	1.8
GRF Surplus	47.5	56.2	54.4	6.9	(1.8)

GFSF Opening Balance *	708.9	708.3	708.3	(0.6)	-
Net Transfer from (to) GRF	47.5	(43.8)	(45.6)	(93.1)	(1.8)
GFSF Balance	756.4	664.5	662.7	(93.7)	(1.8)

Government Debt **	3,807.6	3,807.6	3,807.6	-	-

*	Mid-Year Projection and 3rd Quarter Forecast of 2012-13 opening balance incorporate 2011-12 actual transfers to the GFSF and reflect actual 2012-13 opening balance of $708.3M.
**	Budget Estimate figure has been adjusted to the 2011-12 year-end actual level.

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REVENUE UPDATE

The 2012-13 Budget estimated GRF revenue at $11,290.9 million.

At mid-year, GRF revenue was projected at $11,239.9 million, a decrease of $51.0 million from budget, largely as a result of lower non-renewable resource revenue.

At third quarter, GRF revenue is forecast to increase by $155.2 million from mid-year despite further weakness in non-renewable resources.

In total, GRF revenue is projected to be $11,395.1 million, an increase of $104.2 million (0.9 per cent) from the budget estimate.

Revenue Reconciliation
(millions of dollars)

Budget Estimate	$11,290.9
Mid-Year Total Change	- 51.0
Mid-Year Projection	11,239.9
3rd Quarter Changes
Individual Income Tax	+ 146.3
CIC Dividend	+ 120.0
Resource Surcharge	+ 25.0
Other Federal Transfers	+ 13.2
Oil	- 113.6
Potash	- 68.0
Other net changes	+ 32.3
3rd Quarter Total Change	+ 155.2

Total Change
Budget to 3rd Quarter	+ 104.2

3rd Quarter Forecast	$11,395.1

Significant changes since the Mid-Year Report have occurred in the following areas.

Taxation revenue is forecast to increase $149.3 million from the mid-year projection.

Individual Income Tax is forecast to increase $146.3 million from mid-year, for a total increase of $314.0 million from budget.  The increase this year is due to stronger-than-anticipated tax assessments for the 2011 taxation year and higher estimated personal income levels in 2012 and 2013.

Non-renewable resource revenue is forecast to decrease $157.7 million from the mid-year projection.

Crown land sales revenue is $4.2 million lower than mid-year, reflecting results from the final two sales of the year.

Oil revenue is forecast to decrease $113.6 million from mid-year largely due to a lower well-head price forecast resulting from lower West Texas Intermediate (WTI) oil prices and a wider light-heavy differential.

At third quarter, the average 2012-13 WTI oil price is forecast at US$91.76 per barrel, down from the mid-year projection of US$93.27 per barrel.  The light-heavy differential has increased from 17.8 per cent at mid-year to 20.4 per cent at third quarter.  As a result, well-head prices are now forecast to average $69.29 per barrel in 2012-13, down from the projection of $72.63 per barrel at mid-year.

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2012-13 Fiscal Year Key Resource Forecast Assumptions
	Budget	1st Quarter	Mid-Year	3rd Quarter
	Estimate	Forecast	Projection	Forecast
WTI Oil Price (US$ per barrel)	100.50	90.77	93.27	91.76
Well-head Oil Price (C$ per barrel)	82.45	73.40	72.63	69.29
Oil Production (millions of barrels)	176.9	173.4	173.4	171.2
Total Oil Revenue ($Millions)	1,600.9	1,441.9	1,436.3	1,322.7
Potash Price (mine netback, US$ per KCl tonne)	464	464	443	425
Potash Price (mine netback, C$ per K2O tonne)	761	761	722	699
Potash Sales (million K2O tonnes)	10.2	10.2	9.6	8.8
Total Potash Revenue ($Millions)	705.2	705.2	465.4	397.4
Canadian Dollar (US cents)	100.00	98.05	100.59	99.94

Potash revenue is forecast to decrease by $68.0 million from mid-year primarily due to lower average prices and sales.  On a fiscal-year basis, potash prices are forecast to average US$425 per KCl tonne (C$699 per K2O tonne), down from the mid-year projection of US$443 (C$722).

Resource Surcharge revenue is forecast to increase $25.0 million from mid-year due to prior-year reconciliation payments from resource corporations.

Transfers from Crown Entities are forecast to increase by $145.4 million. The increase is largely due to an unbudgeted $120.0 million dividend from Crown Investments Corporation of Saskatchewan.

Transfers from the Government of Canada are forecast to increase by $13.2 million due to an increase in other federal transfers, primarily anticipated federal contributions for flood related expenditures.

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EXPENSE UPDATE

The 2012-13 Budget estimated GRF expense at $11,195.9 million.

At mid-year, GRF expense was projected to increase $31.6 million, largely as a result of increases for the Provincial Disaster Assistance Program (PDAP), gaming agreement payments and funding for the City of Regina for the replacement of Mosaic Stadium.  These increases were partially offset by expense management savings.

Expenses continue to be managed tightly and savings identified at mid-year continue to hold.

Expense Reconciliation
(millions of dollars)

Budget Estimate	$11,195.9
Mid-Year Total Change	+ 31.6
Mid-Year Projection	11,227.5
3rd Quarter Changes
Education - Teachers' Pensions
and Benefits	+ 50.6
Agriculture	+ 47.6
Government Relations	+ 35.5
Highways and Infrastructure	+ 10.0
Finance	+ 9.9
Justice	+ 6.7
Advanced Education	+ 4.2
Other net changes	- 5.7
3rd Quarter Total Change	+ 158.8

Total Change
Budget to 3rd Quarter	+ 190.4

3rd Quarter Forecast	$11,386.3

However, an additional $158.8 million in expense is forecast at third quarter, largely as a result of utilization pressures and weather-related costs that are beyond the direct control of government.

In total, GRF expense is forecast to be $11,386.3 million in 2012-13, an increase of $190.4 million (1.7 per cent) from budget.

Significant changes since the Mid-Year Report have occurred in the following areas.

●	Education – Teachers’ Pensions and Benefits is up $50.6 million from mid-year due to higher requirements for the Teachers’ Superannuation Plan and the Saskatchewan Teachers’ Retirement Plan.

●	Agriculture is up $47.6 million from mid-year as a result of higher contributions to the AgriStability, AgriInvest and Crop Insurance programs.

●
Government Relations is up $35.5 million from mid-year primarily due to further claims under the Provincial Disaster Assistance Program and higher gaming agreement payments related to increased casino profits in 2012-13.

●	Highways and Infrastructure is up $10.0 million from mid-year due to higher-than-budgeted winter road maintenance costs.

●	Finance is up $9.9 million from mid-year, primarily due to higher-than-

 6  3rd Quarter Financial Report 2012-13| GRF Update

budgeted Research and Development Tax Credit costs for the 2011 tax year.

●
Justice is up $6.7 million from mid-year, primarily due to increased demand for court services, government legal services and prosecution, as well as higher-than-expected inmate and probationary costs.

●	Advanced Education is up $4.2 million from mid-year as a result of higher-than-expected uptake in the Graduate Retention Program.

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DEBT UPDATE

The GRF borrows for government and Crown corporations.  Public debt is composed of gross debt less sinking funds.

Government general public debt at March 31, 2013 is currently forecast to be $3.8 billion, unchanged from March 31, 2012.

Crown corporations are responsible for the principal and interest payments on their debt.  Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

Crown corporation debt is divided into two components: Crown corporation general debt and Government business enterprise (GBE) specific debt.

Crown corporation general public debt is projected to be $663.9 million, an increase of $107.1 million from March 31, 2012 and an increase of $5.7 million from mid-year.  GBE specific public debt is forecast to be $4.7 billion, an increase of $842.9 million from March 31, 2012 and an increase of $18.6 million from mid-year.

Taken together, Crown corporation public debt is currently projected to be $5.4 billion, an increase of $950.0 million from March 31, 2012, and an increase of $24.3 million from mid-year.  The increases are primarily due to borrowing requirements at SaskPower.

GRF Debt
		2012-13
	2011-12	Mid-Year	3rd Quarter	Change from
Debt as at March 31	Actual	Projection	Forecast	2011-12	Mid-Year
	(millions of dollars)
GRF Government General Public Debt	3,807.6	3,807.6	3,807.6	-	-
GRF Crown Corporation Public Debt
Crown Corporation General	556.8	658.2	663.9	107.1	5.7
Government Business Enterprise Specific	3,905.3	4,729.6	4,748.2	842.9	18.6
GRF Crown Corporation Public Debt	4,462.1	5,387.8	5,412.1	950.0	24.3

GRF Public Debt	8,269.7	9,195.4	9,219.7	950.0	24.3
Guaranteed Debt	93.8	139.0	135.2	41.4	(3.8)

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GENERAL REVENUE FUND FINANCIAL TABLES

Schedule of Revenue Schedule of Expense Schedule of Debt

 3rd Quarter Financial Report 2012-13| GRF Update    9

2012-13 Third Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Schedule of Revenue
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate	Projection	Forecast	Budget	Mid-Year
	(thousands of dollars)

Corporation Income	817,200	845,700	845,700	28,500	-
Fuel	508,300	508,300	508,300	-	-
Individual Income	2,084,300	2,252,000	2,398,300	314,000	146,300
Provincial Sales	1,348,700	1,348,700	1,348,700	-	-
Tobacco	247,100	247,100	250,100	3,000	3,000
Other	309,400	324,500	324,500	15,100	-
Taxes	5,315,000	5,526,300	5,675,600	360,600	149,300

Crown Land Sales	220,000	93,100	88,900	(131,100)	(4,200)
Natural Gas	12,500	8,200	8,200	(4,300)	-
Oil	1,600,900	1,436,300	1,322,700	(278,200)	(113,600)
Potash	705,200	465,400	397,400	(307,800)	(68,000)
Resource Surcharge	485,900	608,900	633,900	148,000	25,000
Other	123,800	131,300	134,400	10,600	3,100
Non-Renewable Resources	3,148,300	2,743,200	2,585,500	(562,800)	(157,700)

Crown Investments Corporation of Saskatchewan	150,000	150,000	270,000	120,000	120,000
- Special Dividend	3,000	3,000	3,000	-	-
Saskatchewan Liquor and Gaming Authority	439,900	459,300	464,200	24,300	4,900
Other Enterprises and Funds	46,500	46,500	67,000	20,500	20,500
Transfers from Crown Entities	639,400	658,800	804,200	164,800	145,400

Fines, Forfeits and Penalties	16,200	18,600	18,600	2,400	-
Interest, Premium, Discount and Exchange	145,400	165,200	163,400	18,000	(1,800)
Motor Vehicle Fees	172,800	172,800	176,800	4,000	4,000
Other Licences and Permits	25,400	25,400	26,100	700	700
Sales, Services and Service Fees	124,600	126,200	127,800	3,200	1,600
Transfers from Other Governments	16,900	21,400	21,900	5,000	500
Other	100,000	100,000	100,000	-	-
Other Revenue	601,300	629,600	634,600	33,300	5,000
Own-Source Revenue	9,704,000	9,557,900	9,699,900	(4,100)	142,000

Canada Health Transfer	902,900	933,400	933,400	30,500	-
Canada Social Transfer	363,700	363,700	363,700	-	-
Other	320,300	384,900	398,100	77,800	13,200
Transfers from the Government of Canada	1,586,900	1,682,000	1,695,200	108,300	13,200
Revenue	11,290,900	11,239,900	11,395,100	104,200	155,200

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2012-13 Third Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Schedule of Expense *
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate	Projection	Forecast	Budget	Mid-Year
	(thousands of dollars)

Ministries and Agencies
Advanced Education	724,621	724,511	728,711	4,090	4,200
Agriculture	430,777	426,468	474,063	43,286	47,595
Central Services	35,564	35,208	35,208	(356)	-
Economy	255,451	268,496	266,623	11,172	(1,873)
Education	1,351,175	1,347,923	1,348,105	(3,070)	182
- Teachers' Pensions and Benefits	244,892	244,892	295,463	50,571	50,571
Enterprise Saskatchewan	33,063	16,046	16,046	(17,017)	-
Environment	178,282	176,497	174,847	(3,435)	(1,650)
Executive Council	16,631	16,465	16,465	(166)	-
Finance	68,419	67,473	77,340	8,921	9,867
- Public Service Pensions and Benefits	283,517	283,517	284,614	1,097	1,097
Finance Debt Servicing	400,000	395,000	392,000	(8,000)	(3,000)
Government Relations	478,499	563,734	599,204	120,705	35,470
Health	4,680,168	4,647,493	4,647,493	(32,675)	-
Highways and Infrastructure	425,910	423,751	433,751	7,841	10,000
Innovation Saskatchewan	6,769	6,769	6,769	-	-
Justice	515,050	515,050	521,783	6,733	6,733
Labour Relations and Workplace Safety	17,489	18,014	18,014	525	-
Parks, Culture and Sport	96,288	101,288	101,288	5,000	-
Public Service Commission	38,541	38,156	38,156	(385)	-
Saskatchewan Research Council	18,983	18,983	18,983	-	-
SaskBuilds Corporation	-	2,000	2,000	2,000	-
Social Services	852,725	846,620	846,620	(6,105)	-

Legislative Assembly and its Officers
Chief Electoral Officer	2,471	2,471	2,471	-	-
Advocate for Children and Youth	1,944	1,944	1,966	22	22
Conflict of Interest Commissioner	145	145	145	-	-
Information and Privacy Commissioner	1,065	1,065	1,065	-	-
Legislative Assembly	26,067	26,067	25,691	(376)	(376)
Ombudsman	3,075	3,075	3,075	-	-
Provincial Auditor	8,332	8,332	8,330	(2)	(2)

Expense	11,195,913	11,227,453	11,386,289	190,376	158,836

*	Budget and forecast expenses reflect organizational changes announced on May 25, 2012 and December 12, 2012.

 3rd Quarter Financial Report 2012-13| GRF Update    11

2012-13 Third Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Schedule of Debt
		2012-13
	2011-12	Mid-Year	3rd Quarter	Change from
Debt as at March 31	Actual	Projection	Forecast	2011-12	Mid-Year
	(thousands of dollars)

Government General Public Debt	3,807,590	3,807,590	3,807,590	-	-

Crown Corporation General Public Debt
Information Services Corporation
of Saskatchewan	9,935	9,935	9,935	-	-
Municipal Financing Corporation
of Saskatchewan	14,842	22,746	22,736	7,894	(10)
Saskatchewan Housing Corporation	27,238	25,615	25,350	(1,888)	(265)
Saskatchewan Opportunities Corporation	35,729	35,309	35,294	(435)	(15)
Saskatchewan Power Corporation	96,547	95,361	95,315	(1,232)	(46)
Saskatchewan Telecommunications
Holding Corporation	14,200	46,000	22,400	8,200	(23,600)
Saskatchewan Water Corporation	54,067	53,243	49,948	(4,119)	(3,295)
SaskEnergy Incorporated	304,209	370,015	402,937	98,728	32,922
Crown Corporation General Public Debt	556,767	658,224	663,915	107,148	5,691

Government Business Enterprise Specific Public Debt
Municipal Financing Corporation
of Saskatchewan	120,807	132,409	132,354	11,547	(55)
Saskatchewan Gaming Corporation	6,000	6,000	6,000	-	-
Saskatchewan Liquor and Gaming Authority	-	146,430	146,430	146,430	-
Saskatchewan Power Corporation	2,646,587	3,377,023	3,397,164	750,577	20,141
Saskatchewan Telecommunications
Holding Corporation	507,827	496,848	495,990	(11,837)	(858)
SaskEnergy Incorporated	624,171	570,903	570,306	(53,865)	(597)
Government Business Enterprise Specific Public Debt	3,905,392	4,729,613	4,748,244	842,852	18,631

Public Debt	8,269,749	9,195,427	9,219,749	950,000	24,322

Public Debt by Category
Government General Gross Debt	5,906,884	5,004,088	5,021,410	(885,474)	17,322
Government General Sinking Funds	(2,099,294)	(1,196,498)	(1,213,820)	885,474	(17,322)
Government General Public Debt	3,807,590	3,807,590	3,807,590	-	-

Crown Corporation Gross Debt	5,003,935	5,992,765	6,023,825	1,019,890	31,060
Crown Corporation Sinking Funds	(541,776)	(604,928)	(611,666)	(69,890)	(6,738)
Crown Corporation Public Debt	4,462,159	5,387,837	5,412,159	950,000	24,322

Public Debt	8,269,749	9,195,427	9,219,749	950,000	24,322

Guaranteed Debt	93,854	139,006	135,212	41,358	(3,794)

 12  3rd Quarter Financial Report 2012-13| GRF Update

The Honourable Ken Krawetz Deputy Premier Minister of Finance

SASKATCHEWAN BUDGET UPDATE 12-13

3RD QUARTER FINANCIAL REPORT

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